SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 974, of 04.13.2023

CERTIFICATE

MINUTES OF THE NINE HUNDRED SIXTY-EIGHT MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ nº 00001180/0001-26

It certifies, for all due purposes, that the 974th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 8:39 am on the thirteenth of April of the year two thousand and twenty-three, with the closing of the works registered on that same day at 10:25 am. The meeting took place virtually, in an electronic deliberation circuit. Board member IVAN DE SOUZA MONTEIRO (ISM) virtually chaired the meeting and cast his vote electronically. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), PEDRO BATISTA DE LIMA FILHO (PBL), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and VICENTE FALCONI CAMPOS (VFC) participated virtually in the meeting and cast their votes electronically. Board Member MARCELO DE SIQUEIRA FREITAS (MSF) abstained from participating in the meeting, as well as from debating and deliberating on the item on the agenda, due to the characterization of a situation of conflict of interest regarding the deliberative matter. The council was chaired by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTALLATION AND DELIBERATION QUORUMS: As per art. 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum quorum for installation of five members, and with a minimum quorum for taking decisions of five members. DECISION: DEL-056/2023. Eletrobras' Legal Executive Vice-President Director Election, of a statutory nature. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its attributions, substantiated in the presentation of the rapporteur, in the favorable opinion issued by the Statutory Personnel Committee – CPES in its 43rd meeting held on 04.12.2023, and in the supporting material, RESOLVED: 1. Approve the election of MARCELO DE SIQUEIRA FREITAS, Brazilian, married, bearer of identity card n.º 1503596, issued by the SSP/DF and enrolled in the CPF under n.º 776.055.601-25, with internal registration n.º 270914, resident and domiciled in Brasília, Federal District, with business address at Rua da Quitanda, 196, 23rd floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position of LEGAL EXECUTIVE VICE-PRESIDENT DIRECTOR of Eletrobras, at the end of the term of unified management of the Executive Board (07.26.2021 to 07.26.2023), pursuant to art. 21, art. 31, item XV, and of art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, conditioning the effectiveness of the election and investiture in office to the signature of the investiture term within 30 (thirty) days following the election , as provided for in art. 149, § 1, of Law no. 6,404/76. Deliberative Quorum: Unanimity, registered the absence of the MSF Board Member. It is hereby registered that the material pertaining to the item resolved at this meeting of the Board of Directors is filed at the Company's headquarters. There being no further matters to discuss, Chairman IVAN DE SOUZA MONTEIRO closed the related work and ordered the Board's Governance Secretary to draw up this Certificate, which, after being read and approved, was signed by the Governance Secretary. The other matters dealt with in this meeting were omitted in this certificate, for legitimate precaution, supported by the Management's duty of secrecy, in accordance with the caput of article 155 of Law 6,404/76, given that they relate to interests that are merely internal to the Company, placing therefore, outside the scope of the norm contained in § 1 of article 142 of the aforementioned Law. Attending: Chairman IVAN DE SOUZA MONTEIRO; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO, VICENTE FALCONI CAMPOS; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR.

Rio de Janeiro, April 13, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

Classification of Information on Resolutions: DEL 056/2023: Confidential. The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.